Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

ADOPTION OF DIVIDEND POLICY

This announcement is made by Noah Holdings Private Wealth and Asset Management Limited (the “Company”, together with its subsidiaries and its consolidated affiliated entities, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The board (the “Board”) of directors of the Company (the “Directors”) is pleased to announce that the Board has approved and adopted the following dividend policy (the “Dividend Policy”) on August 10, 2022, which aims to provide stable and sustainable returns to the shareholders of the Company (the “Shareholders”). The Dividend Policy has become effective from August 10, 2022.

PURPOSES

The Dividend Policy aims to set out the principles and guidelines that the Company intends to apply in relation to the declaration, payment or distribution of its profits as dividends to the Shareholders.

PRINCIPLES AND GUIDELINES

In considering the payment of dividends, there shall be a balance between retaining adequate reserves for the Group’s future growth and rewarding the Shareholders.

Dividends to be distributed each year

According to the Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 10% of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company’s audited annual results announcement, subject to the factors set out below:

(a)	the financial results and financial condition of the Group;

(b)	the expected working capital requirements, capital expenditure requirements and future expansion plans of the Group;

(c)	retained earnings and distributable reserves of the Group;

(d)	the level of the Group’s debts to equity ratio and return on equity;

(e)	general economic conditions, business cycle of the Group’s business and other internal or external factors that may have an impact on the business or financial performance and position of the Group;

(f)	any banking or other funding covenants by which the Company is bound from time to time; and

(g)	any other factors that the Board may consider relevant.

Timing of dividend declaration and payments

The Board shall hold meetings considering the declaration and payment of dividends by the end of March each year and declare such dividend if so decided. The dividend will be subject to the Shareholders’ approval at the annual general meeting of the Company no later than the end of June each year. Once approved, the dividends shall be declared by the Company and paid out to the Shareholders.

Notwithstanding the above, the declaration and payment of dividends is also subject to compliance with applicable laws and regulations including the laws of the Cayman Islands, the memorandum and articles of association of the Company and the rules and regulations of the New York Stock Exchange.

The dividend under the Dividend Policy proposed and/or declared by the Board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to Shareholders’ approval. The Company may declare and pay dividends by way of cash or by other means that the Board considers appropriate.

The Dividend Policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividend and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year.

REVIEW OF THE DIVIDEND POLICY

The Board will review the Dividend Policy from time to time to ensure the effectiveness of the Dividend Policy, and reserves the right in its sole and absolute discretion to update, amend, modify and/or cancel the Dividend Policy at any time.

Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 10, 2022

As at the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as executive directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Mr. Tze-Kaing Yang, Mr. Jinbo Yao and Ms. May Yihong Wu as independent directors.

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